09040696

BP 5/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2008 (MM/DD/YY) AND ENDING January 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC COMMONWEALTH CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon (City) California (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melanie K. Hoffner (415) 435-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett, David B., CPA
(Name – *if individual, state last, first, middle name*)

76 Main Street, Suite A (Address) Tiburon (City) California (State) 94920 (Zip Code)

SEC
Mail Processing
Section

APR 27 2009

Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Marin

MICHELE SALINAS
COMM. # 1755600
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. JULY 31, 2011

Subscribed and sworn to before me on this 24th day of April, 2009, by Melanie K. Hoffner, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC FILE # 8-30790

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

JANUARY 31, 2009 and 2008

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

January 31, 2009 and 2008

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
[415] 435-5966

Independent Registered Auditor's Report

To the Stockholder
Pacific Commonwealth Corporation

I have audited the accompanying balance sheets of Pacific Commonwealth Corporation as of January 31, 2009 and January 31, 2008 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for each of the two years then ended as filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements, and the supplemental schedules discussed below, are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Commonwealth Corporation at January 31, 2009 and January 31, 2008, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 24, 2009
Tiburon, California

David Bennett

PACIFIC COMMONWEALTH CORPORATION
BALANCE SHEETS
JANUARY 31, 2009 AND 2008

See Accountant's Audit Report

ASSETS

	2009	2008
Cash and equivalents	$ 316,667	$ 502,550
Receivable - affiliate	4,808	6,588
Prepaid income taxes	451	736
Prepaid expenses	1,117	2,606
Refundable deposits	3,570	3,570
TOTAL ASSETS	$ 326,613	$ 516,050

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Liabilities	$ -0-	$ -0-
Total Liabilities	-0-	-0-
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding	2,500	2,500
Additional paid-in capital	322,500	260,000
Retained earnings	1,613	253,550
Total Stockholder's Equity	326,613	516,050
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 326,613	$ 516,050

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

See Accountant's Audit Report

	2009	2008
FEE INCOME:		
Consulting	$ 13,068	$ 12,680
Gain on sale of securities	-0-	37,919
Total Income	13,068	50,599
OPERATING EXPENSES:		
Administration	12,527	92,442
Automobile	46	50
Dues and subscriptions	400	400
Furniture and equipment rental	102	174
Insurance	1,830	1,157
Interest	42	54
Legal and accounting	4,870	5,000
Office expense	134	62
Postage	311	159
Promotion and entertainment	9	37
Rent	451	576
Registration and assessment fees	829	925
Salaries	700	933
Taxes and licenses	14	20
Taxes - payroll	55	69
Telephone	66	97
Travel	200	222
Utilities	5	9
Total Operating Expenses	22,591	102,386
OPERATING INCOME (LOSS)	(9,523)	(51,787)
OTHER INCOME:		
Dividends	1,535	13,865
Interest	10,686	7,478
Miscellaneous	-0-	35,000
Total Other Income	12,221	56,343
NET INCOME BEFORE TAXES	2,698	4,556
TAXES ON INCOME	1,085	1,350
NET INCOME AFTER TAXES	1,613	3,206
Add: Retained Earnings, beginning of year	253,550	250,344
Less: Distributions to shareholder	(253,550)	-0-
RETAINED EARNINGS, END OF YEAR	$ 1,613	$253,550

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

See Accountant's Audit Report

	Common Stock	Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Stockholder's equity, January 31, 2007	$ 2,500	$ 260,000	$ 5,372	$ 250,344	$ 518,216
Unrealized gain on securities			(5,372)		(5,372)
Net income				3,206	3,206
Stockholder's equity, January 31, 2008	2,500	260,000	-0-	253,550	516,050
Contributed capital		62,500			62,500
Distributions to shareholder				(253,550)	(253,550)
Net income				1,613	1,613
Stockholder's equity, January 31, 2009	$ 2,500	$ 322,500	$ -0-	$ 1,613	$ 326,613

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

See Accountant's Audit Report

	2009	2008
Cash Flows From Operating Activities:		
Net income	$ 1,613	$ 3,206
Items not affecting cash	-0-	-0-
(Increase) decrease in receivables	1,780	(705)
(Increase) decrease in prepaid expenses	1,489	(1,424)
(Increase) decrease in prepaid taxes	285	549
(Increase) decrease in marketable securities	-0-	51,000
Increase (decrease) in accrued expenses	-0-	(1,528)
Increase (decrease) in comprehensive income	-0-	(5,372)
Increase (decrease) in taxes payable	-0-	-0-
Net cash provided by operating activities	5,167	45,726
Cash Flows From Investing Activities:		
Net cash provided by investing activities	-0-	-0-
Cash Flows From Financing Activities:		
Contributed capital	62,500	-0-
Distribution to stockholder	(253,550)	-0-
Net cash provided (used) by financing activities	(191,050)	-0-
Net Increase (Decrease)in Cash and Equivalents	(185,883)	45,726
Cash and Equivalents at Beginning of the Year	502,550	456,824
Cash and Equivalents at End of the Year	$316,667	$502,550

Supplemental Disclosures of Cash Flow Information:		
Cash paid for taxes	$ 1,536	$ 2,086
Interest paid on borrowing	$ 42	$ 54

The accompanying notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, the Company, operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Company's stock.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable.

Financial Instruments

For purposes of the statement of cash flows, cash equivalents are short-term highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and cash equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Securities classified as available-for-sale may be sold for any purpose. Available-for-sale securities are carried at market value and securities not readily marketable are valued at fair value as determined by management. The difference between cost and market (or fair value) is reflected in the unrealized gain (loss) account, a component of comprehensive income, whereas realized gains and losses are recognized in the Company's net income.

The Company maintains a separate bank account, as required by the Securities and Exchange Commission rule 15(c)3-3, not subject to bank set-off privileges in order to transact customer trades.

Income Taxes

Income tax expense may differ from the actual amount payable due to the unrealized gain or loss on marketable securities being recognized for financial statement purposes and not for income tax purposes. The resulting difference affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit)

These notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies - Continued

Related Party Transactions

The Company shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. The Company is allotted a share of these monthly expenses based upon management's estimate of the work done by each entity. Management believes this allocation is reasonable and appropriate under the circumstances. The Company also receives consulting income from its affiliated corporation. There is no way to determine what the financial condition and results of operations would be if the Company operated as an independent company.

Note 2 - Administration

Administration charges reflect amounts paid to the Company's parent holding company for operating expenses and charges.

Note 3 - Taxes on Income

The components of the income tax expense account are as follows:

	2009	2008
Federal Income Tax	$ 285	$ 550
State Income Tax	800	800
Total Income Tax Expense	$1,085	$1,350

Note 4 - Commitments and Contingencies

The Company signed a one-year lease, subject to a one-year option, on its present office located in Tiburon, California on October 1, 2008. The minimum lease payment for the remainder of this lease is now $30,924, but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Company's financial position.

Note 5 - Credit Risks and Fair Value of Financial Instruments

The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash, cash equivalents and investment securities.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on cash due to the financial strength of the institutions it maintains its deposits with.

See Accountant's Audit Report

Cash Equivalents

The Company invests its excess cash in money market accounts and short-term securities, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity.

Investment Securities

For securities held for investment purposes, fair values are estimated by management based on relevant market information and information about the securities.

The fair value estimates discussed above are made at a specific point in time and involve significant judgement and certain assumptions. In addition, the tax ramifications related to the realization of any unrealized gains and losses have not been considered in the estimates.

Note 6 - Net Capital Requirements

The Company is subject to the revised Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2009, the Company had net capital of $312,083, which was $62,083 in excess of its requirement.

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2009

David B. Bennett
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Registered Auditor's Report on Internal Control Structure Required by Securities and Exchange Commission (SEC) Rule 17a-5

To the Stockholder
Pacific Commonwealth Corporation

I have audited the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2009 and have issued my report thereon dated April 24, 2009. In planning and performing the audit I made a study and evaluation of the system of internal accounting control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance that I considered relevant to the objectives stated in rule 17a-5 in their making the periodic computations of their aggregate indebtedness and their net capital. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review practices that would relate to those activities.

The management of the Company is responsible for establishing and maintaining internal control. Two of the objectives of internal control are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from a misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Furthermore, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended January 31, 2009, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believe to be material.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

April 24, 2009
Tiburon, California

David Bennett

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Reconciliation of Net Capital With Company's Computation

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2009 and have issued my report thereon dated April 24, 2009. As required by Rule 15(c)3-1 of the Securities and Exchange Commission, I made a comparison and reconciliation of the Company's net capital as reflected on its January 31, 2009 audited financial statement with the amount reported on its January 31, 2009 FOCUS report.

As the attached calculation indicates, the amount previously reported on the Company's FOCUS report is the same as that reflected on its audited financial statement.

A summary of the differences is as follows:

	Audit	FOCUS	Diff
Net stockholder's equity	$ 326,613	$ 326,161	$ 452
Less: Non-allowable asset items	9,947	9,495	(452)
Haircuts	4,583	4,583	-0-
Net Capital	$ 312,083	$ 312,083	$ -0-

April 24, 2009
Tiburon, California

David Bennett

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2009

AGGREGATE INDEBTEDNESS

Total liabilities for net capital purposes	$ -0-
Less: deductions and/or changes	-0-
Total Aggregate Indebtedness	$ -0-

NET CAPITAL

Total capital (stockholder's equity) per balance sheet	$ 326,613
Less: non-allowable asset items	9,947
haircuts on securities	4,583
Total Net Capital	$ 312,083

NET CAPITAL REQUIREMENT

Net capital from above	$ 312,083
Minimum net capital requirement	250,000
Excess Net Capital	$ 62,083

PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A

RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported by auditor	$ 312,083
Net capital as reported on FOCUS report	312,083
Difference	$ -0-